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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 1997

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                           --------------------------

                             REHABCARE GROUP, INC.
                                (Name of Issuer)

                             REHABCARE GROUP, INC.
                       (Name of Person Filing Statement)

                           --------------------------

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                 759148  10  9
                     (CUSIP Number of Class of Securities)

                           --------------------------

                               Alan C. Henderson
                          Executive Vice President and
                            Chief Financial Officer
                             RehabCare Group, Inc.
                       7733 Forsyth Boulevard, Suite 1700
                           St. Louis, Missouri  63105
                                 (314) 863-7422
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                           --------------------------

                                    Copy to:

                             ROBERT M. LaROSE, ESQ.
                                Thompson Coburn
                             One Mercantile Center
                           St. Louis, Missouri  63101
                                 (314) 552-6000

                                January 31, 1997
     (Date Tender Offer First published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
================================================================================
             Transaction valuation<F1>       Amount of filing fee<F2>
             $20,812,500                     $4,162.50
================================================================================

<F1>Based upon the purchase of 925,000 shares at the maximum tender offer price of $22.50 per share.
<F2>Estimated solely for purposes of computing the filing fee pursuant to the provisions of Rule 0-11(b)(1), and based upon the $20,812,500 value of the 925,000 shares of common stock, $.01 par value, of RehabCare Group, Inc. proposed to be acquired by RehabCare Group, Inc.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:     N/A              Filing Party:       N/A
                        --------------------              --------------------
Form or Registration No.:   N/A              Date Filed:         N/A
                         -------------------            ----------------------

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ITEM 1.  SECURITY AND ISSUER.

   (a) The issuer of the securities to which this Schedule 13E-4 Issuer Tender Offer Statement (this "Schedule 13E-4") relates is RehabCare Group, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 7733 Forsyth Boulevard, Suite 1700, St. Louis, Missouri 63105.

   (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 925,000 shares (or such lesser number of shares as are validly tendered) of its common stock, $.01 par value per share (including the associated preferred stock purchase rights, the "Shares"), 4,707,598 of which Shares were outstanding as of January 28, 1997, at prices, net to the seller in cash, not less than $22.00 nor in excess of $22.50 per Share upon the terms and conditions set forth in the Offer to Purchase dated January 31, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. Officers and directors of the Company will not participate in the Offer. The information set forth in "Introduction," "Section 1. Number of Shares; Proration," and "Section 2. Extension of Offer; Termination; Amendment," of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in "Introduction" and "Section 8. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

   (d)  Not applicable.


ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a)-(b) The information set forth in "Section 7. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

   (a)-(j)  The information set forth in "Introduction" and "Section
7. Source and Amount of Funds," "Section 9. Background and Purpose of the Offer; Certain Effects of the Offer," and "Section 10.
Transactions and Arrangements Concerning Shares" of the Offer to
Purchase is incorporated herein by reference.


ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

   The information set forth in "Section 10. Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.


ITEM 5.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE ISSUER'S SECURITIES.

   The information set forth in "Introduction" and "Section 7.
Source and Amount of Funds," "Section 9. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 10.
Transactions and Arrangements Concerning Shares" of the Offer to
Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

   The information set forth in "Introduction" and "Section 12. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.


ITEM 7.  FINANCIAL INFORMATION.

   (a)-(b)  The information set forth in "Section 8. Certain
Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.


ITEM 8.  ADDITIONAL INFORMATION.

   (a)  Not applicable.

   (b) The information set forth in "Section 13. Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in "Section 9. Background and Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

   (d)  Not applicable.

   (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal attached hereto as Exhibits (a)(1) and
(a)(2), respectively, and incorporated by reference herein.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

  99.1 Form of Offer to Purchase dated January 31, 1997 is filed herewith as Exhibit 99.1.

  99.2     Letter of Transmittal is filed herewith as Exhibit 99.2.

  99.3     Notice of Guaranteed Delivery is filed herewith as Exhibit 99.3.

  99.4 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is filed herewith as Exhibit 99.4.

  99.5 Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is filed herewith as Exhibit 99.5.

  99.6 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 is filed herewith as Exhibit 99.6.

  99.7 Press Release issued by the Company on January 31, 1997 is filed herewith as Exhibit 99.7.

  99.8 Letter to the Company's Stockholders from James M. Usdan, Chief Financial Officer and President is filed herewith as Exhibit 99.8.

  99.9 The Commitment Letter, dated January 17, 1997, from Paul M. Porter, Vice President, The Boatmen's National Bank of St. Louis, to Alan C. Henderson, Executive Vice President and

           Chief Financial Officer, RehabCare Group, Inc. The Credit Facility will be filed by amendment to this Schedule 13E-4 is filed herewith as Exhibit 99.9.


     (c)   Not applicable.

     (d)   Not applicable.

     (e)   Not applicable.

     (f)   Not applicable.

                             SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 1997         REHABCARE GROUP, INC.


                         By:
                            ----------------------------------------------------
                            Alan C. Henderson
                            Executive Vice President and Chief Financial Officer

                              EXHIBIT INDEX

 Exhibit                                                                              Paper (D) or
  Number                  Description                                                Electronic (E)
 -------                  -----------                                                --------------
 99.1     Form of Offer to Purchase dated January 31, 1997.

 99.2     Letter of Transmittal

 99.3     Notice of Guaranteed Delivery

 99.4 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

 99.5     Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees

 99.6     Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9

 99.7     Press Release issued by the Company on January 31, 1997

 99.8     Letter to the Company's Stockholders from James M. Usdan, Chief
          Financial Officer and President

 99.9     The Commitment Letter, dated January 17, 1997, from Paul M. Porter,
          Vice President, The Boatmen's National Bank of St. Louis, to
          Alan C. Henderson, Executive Vice President and Chief Financial
          Officer, RehabCare Group, Inc. The Credit Facility will be filed by amendment to this Schedule 13E-4.